UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 20, 2026 titled “Adecoagro announces the acquisition of Caarapó mill”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: July 20, 2026

Adecoagro to Expand its S&E Cluster in Mato Grosso do Sul via Acquisition of Caarapó mill

LUXEMBOURG, July 20, 2026/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America, announces that it has entered into an agreement with Raízen Group to acquire the Caarapó Mill, located in the State of Mato Grosso do Sul, including the Company’s owned sugarcane and sugarcane supply agreements. The Transaction price is estimated at R$760 million (approximately US$148 million), subject to adjustments, and will be paid in cash upon closing. During the 2025/26 harvest season, the Caarapó Mill processed approximately 3.5 million tons of sugarcane. The acquisition is aligned with Adecoagro’s growth strategy of expanding its footprint in the region.

Caarapó mill is located in the municipality of Caarapó, Mato Grosso do Sul, approximately 100 km from Adecoagro’s Angélica and Ivinhema mills. The mill has the capacity to produce sugar, hydrous and anhydrous ethanol, as well as renewable energy.

Renato Junqueira Pereira, Adecoagro’s VP of the Sugar, Ethanol and Energy business commented "We view the acquisition of Caarapó as a natural extension of our current industrial footprint in Mato Grosso do Sul. Given its geographic proximity, the mill will be integrated into our Cluster strategy, allowing us to process additional sugarcane — including excess cane from our existing operations — while leveraging shared infrastructure, management, and best practices to replicate our competitive advantages, reinforce our low-cost production model, and meaningfully grow Caarapó’s crushing volume with limited incremental investment.”

We believe this is a transaction that makes strategic and financial sense, and one that will generate long-term value for our shareholders, as the mill organically integrates into our operations. Having established ourselves as one of the lowest-cost producers of sugar and ethanol globally, we have a clear path and proven methodology to unlock Caarapó’s full productive potential. Furthermore, we expect the asset to be accretive to Adjusted EBITDA from day one, with incremental upside as we capture operational synergies and deploy our know-how across an integrated cluster composed of three mills located in the same region.

Mariano Bosch, Co-Founder and Chief Executive Officer of Adecoagro, expressed: “We are very pleased with this transaction. Acquiring Caarapó will allow us to strengthen our S&E platform, while reinforcing our position among the lowest-cost producers in the industry.”

The completion of the transaction is subject to approval by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) and the satisfaction of the other conditions precedent set forth in the agreement. The closing is expected to occur before October 1, 2026, after which the Caarapó Mill will be incorporated into Adecoagro’s Sugar, Ethanol and Energy business.

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces 3.1 million tons of agricultural products, 1.3 million tons of fertilizers and over 1 million MWh of renewable electricity.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions.

For questions, please contact:

Adecoagro
Victoria Cabello - IR Officer
Email: ir@adecoagro.com